Exhibit 99.2

AUDITED CONSOLIDATED FINANCIAL STATEMENTS Lehigh Valley Associates and Subsidiary As of December 31, 2016 and 2015, and for the Three Years Ended December 31, 2016 With Report of Independent Auditors

Exhibit 99.2

Lehigh Valley Associates and Subsidiary
Audited Consolidated Financial Statements
As of December 31, 2016 and 2015, and for the Three Years Ended December 31, 2016

Exhibit 99.2

Report of Independent Auditors
To the Partners of
Lehigh Valley Associates and Subsidiary:
We have audited the accompanying financial statements of Lehigh Valley Associates, a Pennsylvania limited partnership, and Subsidiary (the Partnership), which comprise the consolidated balance sheets as of December 31, 2016 and 2015, and the related consolidated statements of operations, partners’ deficit, and cash flows for each of the three years ended December 31, 2016, and the related notes to the consolidated financial statements.
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Partnership’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Exhibit 99.2

Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lehigh Valley Associates and Subsidiary at December 31, 2016 and 2015, and the consolidated results of their operations and their cash flows for each of the three years ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst and Young LLP
February 13, 2017

Exhibit 99.2

Lehigh Valley Associates and Subsidiary

Consolidated Balance Sheets

	December 31
	2016	2015
Assets
Investment property, at cost	$89,085,474	$88,048,064
Less accumulated depreciation	51,739,966	48,735,354
	37,345,508	39,312,710

Cash and cash equivalents	6,506,759	4,799,185
Tenant receivables, net of allowance for credit losses of
$249,834 and $45,533 for 2014 and 2013, respectively	458,249	573,465
Accrued straight-line rent	2,749,128	2,794,675
Deferred costs, net	1,093,247	1,323,182
Other assets	1,111,476	1,115,963
Total assets	$49,264,367	$49,919,180

Liabilities and partners’ deficit
Mortgage note payable	$126,520,207	$128,883,023
Accounts payable and accrued expenses	5,350,439	5,867,635
Capital expenditures payable	701,815	778,881
Total liabilities	132,572,461	135,529,539

Partners’ deficit	(83,308,094)	(85,610,359)
Total liabilities and partners’ deficit	$49,264,367	$49,919,180

The accompanying notes are an integral part of these consolidated statements.

Exhibit 99.2

Lehigh Valley Associates and Subsidiary

Consolidated Statements of Operations

	For the Years Ended
	December 31
	2016	2015	2014
Revenue:
Minimum rent	$22,638,350	$22,095,609	$22,598,061
Overage rent	366,760	300,349	240,426
Tenant reimbursements	13,487,784	13,615,261	13,391,928
Other income	430,133	485,321	374,342
Total revenue	36,923,027	36,496,540	36,604,757

Expenses:
Property operating	3,760,805	4,058,265	4,205,071
Depreciation and amortization	3,429,770	3,346,211	3,806,781
Real estate taxes	3,154,133	3,119,558	3,061,232
Repairs and maintenance	969,862	1,087,883	1,322,040
Advertising and promotion	897,320	939,470	864,523
(Recovery of) provision for credit losses	(445,371)	89,507	263,707
Other	322,114	303,727	310,499
Total expenses	12,088,633	12,944,621	13,833,853

Operating income	24,834,394	23,551,919	22,770,904
Interest expense	7,570,129	7,708,328	7,838,799
Net income	$17,264,265	$15,843,591	$14,932,105

The accompanying notes are an integral part of these consolidated statements.

Exhibit 99.2

Lehigh Valley Associates and Subsidiary

Consolidated Statements of Partners’ Deficit

For the Years Ended December 31, 2016, 2015 and 2014

	PREIT	Kravco Simon
	Associates, L.P.	Investments, L.P.
	and Affiliate	and Affiliate
	(General Partner	(General Partner
	and Limited	and Limited
	Partner)	Partner)	Total

Partners’ percentage equity interest	50%	50%	100%

Partners' deficit at January 1, 2014	$(43,060,022)	$(43,060,033)	$(86,120,055)
Distributions	(7,972,500)	(7,972,500)	(15,945,000)
Net income	7,466,053	7,466,052	14,932,105
Partners’ deficit at December 31, 2014	(43,566,469)	(43,566,481)	(87,132,950)
Distributions	(7,160,500)	(7,160,500)	(14,321,000)
Net income	7,921,795	7,921,796	15,843,591
Partners’ deficit at December 31, 2015	(42,805,174)	(42,805,185)	(85,610,359)
Distributions	(7,481,000)	(7,481,000)	(14,962,000)
Net income	8,632,133	8,632,132	17,264,265
Partners’ deficit at December 31, 2016	$(41,654,041)	$(41,654,053)	$(83,308,094)

The accompanying notes are an integral part of these consolidated statements.

Exhibit 99.2

Lehigh Valley Associates and Subsidiary

Consolidated Statements of Cash Flows

	For the Years Ended
	December 31
	2016	2015	2014
Cash flows from operating activities
Net income	$17,264,265	$15,843,591	$14,932,105
Adjustments to reconcile net income to net
cash provided by operating activities:
Straight-line rent	45,547	(8,522)	(154,836)
Depreciation and amortization	3,482,550	3,398,990	3,859,705
Amortization of tenant inducements	127,017	127,017	127,365
Gain on sale of land (Note 3)	—	(86,874)	—
(Recovery of) provision for credit losses	(445,371)	89,507	263,707
Changes in assets and liabilities:
Tenant receivables	560,587	(59,584)	(399,493)
Deferred costs and other assets	(88,166)	(249,049)	(256,468)
Accounts payable and accrued expenses	(517,196)	(868,284)	(857,725)
Net cash provided by operating activities	20,429,233	18,186,792	17,514,360

Cash flows from investing activities
Capital expenditures	(1,266,998)	(2,763,063)	(1,906,455)
Net proceeds from the sale of land (Note 3)	—	100,920	—
Change in capital expenditures payable	(77,066)	72,346	129,810
Net cash used in investing activities	(1,344,064)	(2,589,797)	(1,776,645)

Cash flows from financing activities
Mortgage payments	(2,415,595)	(2,277,981)	(2,148,205)
Distributions to partners	(14,962,000)	(14,321,000)	(15,945,000)
Cash used in financing activities	(17,377,595)	(16,598,981)	(18,093,205)

(Decrease) increase in cash and cash equivalents	1,707,574	(1,001,986)	(2,355,490)
Cash and cash equivalents, beginning of year	4,799,185	5,801,171	8,156,661
Cash and cash equivalents, end of year	$6,506,759	$4,799,185	$5,801,171

The accompanying notes are an integral part of these consolidated statements.

Exhibit 99.2

Lehigh Valley Associates and Subsidiary
Notes to Consolidated Financial Statements
As of December 31, 2016 and 2015, and for the Three Years Ended December 31, 2016

1. General
Lehigh Valley Associates (the Partnership) is a Pennsylvania limited partnership. On June 2, 2006, the Partnership formed Mall at Lehigh Valley, L.P. (the Mall), a Delaware limited partnership. The Partnership transferred all the assets and liabilities related to its regional shopping center and an office building (the Property), located in Whitehall, Pennsylvania, to the Mall in exchange for 100% ownership therein. The Partnership also entered into a lease agreement for the Property with its wholly owned subsidiary. The intercompany lease is eliminated in the accompanying consolidated financial statements. The Property leases space to retailers (national and international chains and locally owned stores) in the ordinary course of business.
The Partnership will terminate on December 31, 2073, unless terminated earlier as provided for in the agreement. Income, losses, and distributions are allocated to the partners in proportion to their respective ownership interests.
The Partnership is owned 50% by PREIT Associates, L.P. and its wholly owned subsidiary (general and limited partner), 49.5% by Kravco Simon Investments, L.P. (KSI, limited partner), and 0.5% by Delta Ventures, Inc. (DV, general partner). DV is a wholly owned subsidiary of KSI. Prior to January 10, 2014, KSI was owned by Simon Property Group, L.P. (SPG, L.P.) and the Powell family. Effective January 10, 2014, SPG, L.P. purchased the Powell family’s interest in KSI, resulting in SPG, L.P. indirectly owning 50% of the Partnership.
Simon Property Group, Inc. (SPG), a publicly traded real estate investment trust (REIT), owned a controlling 86.9% and 85.7% of SPG, L.P. at December 31, 2016 and 2015, respectively.

Exhibit 99.2

Lehigh Valley Associates and Subsidiary
Notes to Consolidated Financial Statements
As of December 31, 2016 and 2015, and for the Three Years Ended December 31, 2016
2. Summary of Significant Accounting Policies
Use of Estimates
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and revenues and expenses during the reported periods. Actual results could differ from these estimates.
Consolidation
The accompanying consolidated financial statements include the accounts of the Partnership and its wholly owned subsidiary, the Mall. All significant intercompany balances and transactions have been eliminated. Hereafter, references to the Partnership include Lehigh Valley Associates and its wholly owned subsidiary, the Mall.
Investment Property
Investment property is recorded at cost. Investment property includes costs of acquisition, development, predevelopment and construction, tenant allowances and improvements, and interest and real estate taxes incurred during construction. Certain improvements and replacements from repairs and maintenance are capitalized when they extend the useful life, increase capacity, or improve the efficiency of the asset. All other repair and maintenance items are expensed as incurred. Depreciation on building and improvements is provided utilizing the straight-line method over an estimated original useful life, which is generally 15 to 40 years. Depreciation on tenant allowances and improvements is provided utilizing the straight-line method over the term of the related lease or occupancy term of the tenant, if shorter. Depreciation on equipment and fixtures is provided utilizing the straight-line method over five to ten years.
Investment property is reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of investment property may not be recoverable. These circumstances include, but are not limited to, declines in cash flows, ending occupancy, and comparable sales per square foot. Impairment of investment property is measured when estimated undiscounted operating income before depreciation and amortization plus its residual value is less than the carrying value of the property. To the extent that impairment has occurred, the excess of carrying value of the property over its estimated fair value is charged to income.

Exhibit 99.2

Lehigh Valley Associates and Subsidiary
Notes to Consolidated Financial Statements
As of December 31, 2016 and 2015, and for the Three Years Ended December 31, 2016
2. Summary of Significant Accounting Policies (continued)
Deferred Costs, Net
Deferred costs consist primarily of leasing commissions and related costs, and tenant inducements. Deferred leasing costs are amortized on a straight-line basis over the terms of the related leases. Tenant inducements represent payments to tenants that do not qualify as tenant allowances or improvements. Tenant inducements are amortized as a reduction to minimum rent on a straight-line basis over the term of the related lease.
Deferred costs, net, consist of the following at December 31:

	2016	2015
Leasing costs and other	$1,382,292	$1,489,119
Tenant inducements	1,526,841	1,526,840
	2,909,133	3,015,959
Less accumulated amortization	1,815,886	1,692,777
	$1,093,247	$1,323,182

Depreciation and amortization in the accompanying Consolidated Statements of Operations includes amortization of deferred leasing costs of $195,571, $204,598, and $202,611 for the years ended December 31, 2016, 2015, and 2014, respectively. Minimum rent in the accompanying Consolidated Statements of Operations is reduced by amortization of tenant inducements of $127,017 for the years ended December 31, 2016 and 2015, and $127,365 for the year ended December 31, 2014. The Partnership wrote off $199,479, $168,019, and $221,786 of fully amortized deferred costs during 2016, 2015, and 2014, respectively.

Exhibit 99.2

Lehigh Valley Associates and Subsidiary
Notes to Consolidated Financial Statements
As of December 31, 2016 and 2015, and for the Three Years Ended December 31, 2016
2. Summary of Significant Accounting Policies (continued)
Revenue Recognition
The Partnership, as a lessor, has retained substantially all of the risks and benefits of ownership of the Property and accounts for its leases as operating leases. Minimum rents are accrued on a straight-line basis over the terms of their respective leases. Substantially all of the retail tenants are also required to pay overage rents based on sales over a stated base amount during the lease year. The Partnership recognizes overage rents only when each tenant’s sales exceed its sales threshold.
Leases are typically structured to allow the Partnership to recover a significant portion of property operating and repairs and maintenance expenses (referred to herein as CAM), as well as other expenses such as real estate taxes and advertising and promotion expenses from the tenants. Such property operating expenses typically include utility, insurance, security, janitorial, landscaping, food court, and other administrative expenses. The Partnership accrues reimbursements from tenants for recoverable portions of all of these expenses as revenue in the period the applicable expenditures are incurred. The Partnership receives a fixed payment from substantially all tenants for the CAM component, which is recorded as revenue when earned. When not reimbursed by the fixed CAM component, CAM expense reimbursements are based on the tenant’s proportionate share of the allocable operating expenses and CAM capital expenditures for the property.
The Partnership receives payments for these reimbursements from substantially all tenants throughout the year. This reduces the risk of loss on uncollectible accounts once the Partnership performs the final year-end billings for recoverable expenditures. Differences between actual and estimated tenant reimbursements are recognized in the subsequent year. Advertising and promotion costs are expensed as incurred.
Allowance for Credit Losses
A provision for credit losses is recorded based on management’s judgment of tenant creditworthiness, ability to pay, and probability of collection. Accounts are written off when they are deemed to be no longer collectible. In addition, the retail sector in which the tenant operates and the historical collection experience in cases of bankruptcy are considered, if applicable.

Exhibit 99.2

Lehigh Valley Associates and Subsidiary
Notes to Consolidated Financial Statements
As of December 31, 2016 and 2015, and for the Three Years Ended December 31, 2016
2. Summary of Significant Accounting Policies (continued)
Income Taxes
As a partnership, the allocated share of the operating results for each period is includable in the income tax returns of the partners; accordingly, income taxes are not reflected in the Partnership’s consolidated financial statements. Management evaluates the potential that the Partnership may be subject to income taxes in the future. As of December 31, 2016 and 2015, there were no uncertain tax positions that had a material impact on the Partnership’s consolidated financial statements.
Fair Value Measurements
Level 1 fair value inputs are quoted prices for identical items in active, liquid, and visible markets, such as stock exchanges. Level 2 fair value inputs are observable information for similar items in active or inactive markets and appropriately consider counterparty creditworthiness in the valuations. Level 3 fair value inputs reflect the Partnership’s best estimate of inputs and assumptions market participants would use in pricing an asset or liability at the measurement date. The inputs are unobservable in the market and significant to the valuation estimate. The Partnership has no investments for which fair value is measured on a recurring basis using Level 3 inputs.
Cash and Cash Equivalents
All highly liquid investments purchased with an original maturity of 90 days or less are considered cash and cash equivalents. Cash equivalents are carried at cost, which approximates market value. The Partnership places cash and cash equivalents with institutions with high credit quality. However, at certain times, such cash and cash equivalents may be in excess of FDIC and SIPC insurance limits.
Cash paid for interest by the Partnership was $7,527,608, $7,665,223, and $7,794,998 during 2016, 2015, and 2014, respectively.

Exhibit 99.2

Lehigh Valley Associates and Subsidiary
Notes to Consolidated Financial Statements
As of December 31, 2016 and 2015, and for the Three Years Ended December 31, 2016
2. Summary of Significant Accounting Policies (continued)
New Accounting Pronouncements
In April 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-03, Simplifying the Presentation of Debt Issuance Costs. ASU 2015-03 requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The Partnership adopted this standard as required on January 1, 2016, resulting in a reclassification of $232,950 from deferred costs to a reduction of the carrying amount of mortgage note payable as of December 31, 2015.
In May 2014, the FASB issued ASU 2014-09, Revenue From Contracts With Customers. ASU 2014-09 amends the existing accounting standards for revenue recognition and is based on principles that govern the recognition of revenue at an amount an entity expects to be entitled when products are transferred to customers. The Partnership plans to adopt the new standard effective January 1, 2018. The new standard can be adopted either retrospectively to each prior reporting period presented or as a cumulative effect adjustment as of the date of adoption. The Partnership is currently evaluating the impact adopting the new standard (and the transition method of such adoption) will have on the consolidated financial statements.
In February 2016, the FASB issued ASU 2016-02, Leases, which is expected to result in lessees recognizing most leased assets on the balance sheet. Lessor accounting generally retains the operating lease model similar to the current accounting; however, certain refinements were made, which may impact the timing of certain revenue recognition and the classification of such amounts in the financial statements. The Partnership plans to adopt this new guidance effective January 1, 2019. The Partnership is currently evaluating the impact adopting the new accounting standard will have on the consolidated financial statements.

Subsequent Events
Subsequent events have been evaluated by the Partnership through February 13, 2017, the date the consolidated financial statements were available to be issued.

Exhibit 99.2

Lehigh Valley Associates and Subsidiary
Notes to Consolidated Financial Statements
As of December 31, 2016 and 2015, and for the Three Years Ended December 31, 2016
3. Investment Property
Investment property consists of the following at December 31:

	2016	2015

Land	$5,738,037	$5,738,037
Building and improvements	81,160,529	80,271,593
Total land, building, and improvements	86,898,566	86,009,630

Furniture, fixtures, and equipment	2,186,908	2,038,434
Investment property, at cost	89,085,474	88,048,064

Less accumulated depreciation	51,739,966	48,735,354
Investment property, at cost, net	$37,345,508	$39,312,710

Investment property includes $529,850 and $1,353,549 of work-in-progress at December 31, 2016 and 2015, respectively. The Partnership wrote off $229,588 and $464,401 of fully depreciated assets during fiscal year 2016 and 2015, respectively.
During 2015, the Partnership sold approximately 0.20 acres of land to the Commonwealth of Pennsylvania for net proceeds of $100,920. In connection with the sale, the Partnership recognized a gain of $86,874, which is included in other income in the accompanying Consolidated Statements of Operations.
4. Mortgage Note Payable
On June 8, 2010, the Partnership, through its subsidiary, the Mall, obtained a $140,000,000 mortgage note. The mortgage note bears interest at a fixed rate of 5.88% and requires monthly principal and interest payments of $828,600, based on a 30-year amortization period, through the mortgage note’s maturity date of July 5, 2020, at which time the remaining principal and interest balance of $117,610,923 is due. The mortgage note is secured by the investment property and related rents and leases of the Partnership. The principal amount outstanding on the mortgage note was $126,700,378 and $129,115,973 as of December 31, 2016 and 2015, respectively.

Exhibit 99.2

Lehigh Valley Associates and Subsidiary
Notes to Consolidated Financial Statements
As of December 31, 2016 and 2015, and for the Three Years Ended December 31, 2016
4. Mortgage Note Payable (continued)
As of December 31, 2016, scheduled principal repayments on the mortgage note, over the next four years, are as follows:

2017	$2,561,523
2018	2,716,267
2019	2,880,359
2020	118,542,229
Mortgage note payable	126,700,378
Deferred financing costs, net	(180,171)
Mortgage note payable, net	$126,520,207

Financing fees incurred to obtain long-term financing are recorded as a reduction to the related debt obligation. These deferred financing costs are amortized to interest expense in the accompanying Consolidated Statements of Operations on a straight-line basis over the term of the respective debt agreement. As of December 31, 2016 and 2015, the balance of the mortgage note payable is net of unamortized deferred financing costs of $180,171 and $232,950, respectively. During the years ended December 31, 2016 and 2015, amortization of deferred financing costs totaled $52,779. During the year ended December 31, 2014, amortization of deferred financing costs totaled $52,924.
Based on the borrowing rates currently available to the Partnership for loans with similar terms and maturities, the fair value of the mortgage note at December 31, 2016 and 2015, was approximately $133,300,000 and $136,900,000, respectively, and the estimated discount rate was 3.47% and 3.76%, respectively.

Exhibit 99.2

Lehigh Valley Associates and Subsidiary
Notes to Consolidated Financial Statements
As of December 31, 2016 and 2015, and for the Three Years Ended December 31, 2016
5. Rentals Under Operating Leases
The Partnership receives rental income from the leasing of retail space under operating leases. The leases also provide for the tenants to pay electricity charges to an affiliate of KSI. Future minimum rentals to be received under noncancelable operating leases for each of the next five years and thereafter, excluding tenant reimbursements of operating expenses and percentage rent based on tenant sales volume, as of December 31, 2016, are as follows:

2017	$17,588,671
2018	13,568,376
2019	10,860,866
2020	9,743,196
2021	8,630,031
Thereafter	14,578,964
$74,970,104

6. Commitments and Contingencies
Litigation
The Partnership currently is not subject to any material litigation nor to management’s knowledge is any material litigation currently threatened against the Partnership other than routine litigation, claims, and administrative proceedings arising in the ordinary course of business. Management believes that such routine litigation, claims, and administrative proceedings will not have a material adverse impact on the Partnership’s consolidated financial position or results of operations.

Exhibit 99.2

Lehigh Valley Associates and Subsidiary
Notes to Consolidated Financial Statements
As of December 31, 2016 and 2015, and for the Three Years Ended December 31, 2016
7. Related-Party Transactions
The Partnership has a management agreement with an affiliate of SPG, L.P. A management fee based on rental income, as defined by the agreement, is charged for management services and is included in property operating expenses in the accompanying Consolidated Statements of Operations. In addition, the affiliate is compensated for other services provided beyond the scope of the management fees, including leasing, consulting, legal, technical, and other services, which are also included in property operating expenses in the accompanying Consolidated Statements of Operations, unless capitalized. Certain commercial general liability and property damage insurance is provided to the Partnership by affiliates of SPG, L.P. Insurance premiums charged to the Partnership are included in property operating expenses in the accompanying Consolidated
Statements of Operations. Also, certain national advertising and promotion programs are provided to the Partnership by affiliates of SPG, L.P., and these charges are included in advertising and promotion expense in the accompanying Consolidated Statements of Operations.

A summary of the fees described above and charged by affiliates is as follows:

Related-Party Fees and Compensation	2016	2015	2014

Management fees	$1,033,360	$1,007,108	$1,014,912
Insurance	299,167	301,928	296,343
Advertising and promotion	409,655	403,268	388,158
Other services	225,183	202,200	240,598
Total fees and compensation expensed	1,967,365	1,914,504	1,940,011

Capitalized leasing and other fees	92,653	136,219	203,865
Total fees and compensation	$2,060,018	$2,050,723	$2,143,876

During 2016, 2015, and 2014, the Partnership was charged $168,576, $335,063, and $450,635, respectively, for electricity usage by an affiliate of KSI. These charges are included in property operating expenses in the accompanying Consolidated Statements of Operations.
At December 31, 2016 and 2015, $188,664 and $153,008, respectively, were payable to the affiliate and are included in accounts payable and accrued expenses in the accompanying Consolidated Balance Sheets.